UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EPOCH HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

29428R 10 3

(CUSIP Number)

Jeffrey L. Berenson
667 Madison Avenue
New York, NY 10065
(212) 935-7676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D/A

CUSIP No. 29428R 10 3	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BERENSON EPOCH LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.76%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 29428R 10 3	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BERENSON & COMPANY, INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.76%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D/A

CUSIP No. 29428R 10 3	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY L. BERENSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,052,128
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,052,128
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,052,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Epoch Holding Corporation

__________________________________

EXPLANATORY NOTE

The transactions reported in this Amendment No. 1 to Schedule 13D (the “Amendment”) relate to the transfer of certain shares of common stock of Epoch Holding Corporation owned by Berenson Epoch LLC, which have been distributed, for no consideration, to members of Berenson Epoch LLC, including Jeffrey L. Berenson. None of these reported transactions involves a sale of shares.

__________________________________

This Amendment amends and supplements, in accordance with Rule 13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of the Reporting Persons.

Item 1. Security and Issuer.
Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Epoch Holding Corporation, a Delaware corporation (the “Company”). The address of the principal office of the Company is located at 640 Fifth Avenue, New York, NY 10019. The Company is the successor of J Net Enterprises, Inc., a Nevada corporation.

Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:

Immediately prior to July 26, 2007, Berenson Epoch LLC (“BELLC”) beneficially owned directly 2,774,194 shares of Common Stock, and Jeffrey L. Berenson, the chief executive of Berenson & Company, Inc., beneficially owned directly 27,310 shares of Common Stock. Berenson & Company, Inc. is the managing member of BELLC. Jeffrey L. Berenson and Berenson & Company, Inc. are deemed to have indirect beneficial ownership of the Common Stock held by BELLC.

On July 26, 2007, BELLC distributed to its members, without consideration, 2,224,194 shares of Common Stock. As part of this distribution, Jeffrey L. Berenson received 1,474,818 shares of Common Stock.

As of the date hereof, BELLC is the direct beneficial owner of 550,000 shares of Common Stock, and Jeffrey L. Berenson and Berenson & Company, Inc. may be deemed to be the indirect beneficial owners of such shares.

In addition to the foregoing shares beneficially owned directly by BELLC and indirectly by Jeffrey L. Berenson and Berenson & Company, Inc., as of the date hereof, Jeffrey L. Berenson is the direct beneficial owner of 1,502,128 shares of Common Stock, representing 1,474,818 shares received upon the aforesaid distribution from BELLC, and 27,310 shares beneficially owned pursuant to the Company’s 2004 Omnibus Long-Term Incentive Compensation Plan and share distributions to the directors of the Company.

By reason of the distribution of Common Stock by BELLC, each of BELLC and Berenson & Company, Inc. will, following the filing of this Amendment No. 1 to Schedule 13D, cease to be a Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the IssuerSecurity and Issuer.

Item 6 is hereby amended and restated as follows:

None

Item 7. Material to be Filed as Exhibits.

Exhibit (a) Joint Filing Agreement, dated July 26, 2007 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2007	By:	/s/ Jeffrey L. Berenson

Name: Jeffrey L. Berenson

BERENSON EPOCH LLC

By:	/s/ Jeffrey L. Berenson

Name: Jeffrey L. Berenson Title: Chief Executive Officer of Berenson & Company, Inc., Managing Member

BERENSON & COMPANY, INC.

By:	/s/ Jeffrey L. Berenson

Name: Jeffrey L. Berenson Title: Chief Executive Officer

JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 1 to Schedule 13D relating to common stock, $0.01 par value per share, of Epoch Holding Corporation filed by the undersigned, and all other amendments to such Schedule, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 26, 2007	By:	/s/ Jeffrey L. Berenson

Name: Jeffrey L. Berenson

BERENSON EPOCH LLC

By:	/s/ Jeffrey L. Berenson

Name: Jeffrey L. Berenson Title: Chief Executive Officer of Berenson & Company, Inc., Managing Member

BERENSON & COMPANY, INC.

By:	/s/ Jeffrey L. Berenson

Name: Jeffrey L. Berenson Title: Chief Executive Officer